September 21, 2022

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Michelle Miller

  Bonnie Baynes

  Tonya K. Aldave

  John Dana Brown

Re:	Brookfield Asset Management Ltd.

Draft Registration Statement on Form F-1

Submitted August 1, 2022

CIK No. 0001937926

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Asset Management Ltd. (the “Registrant”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 31, 2022 (the “Letter”), regarding the Registrant’s Draft Registration Statement on Form F-1 (CIK No. 0001937926) confidentially submitted by the Registrant to the Commission on August 1, 2022 (the “Registration Statement”). In response to the comments set forth in the Letter, we are confidentially submitting a revised draft of the Registration Statement (“Amendment No. 1”) together with this response letter. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in the Letter, the Registrant has revised the Registration Statement in Amendment No. 1 to update certain other disclosures. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

Draft Registration Statement on Form F-1

General

1.

Please update your disclosure to identify actions planned or taken to mitigate current inflationary pressures. In this regard, we note that recent news articles discuss a change in your product mix in response to inflation. In addition, if recent inflationary pressures have materially impacted your business, include a separately captioned risk factor and identify the inflationary pressures you are facing and how your business has been impacted, if applicable.

The Registrant acknowledges the Staff’s comment and advises the Staff that it considered any disclosure that may be required in the Registration Statement regarding the impact of the current inflationary environment on the Registrant’s business and operating results. The Registrant respectfully advises the Staff that it determined that no disclosure relating to the impact of inflation would be material to an understanding of the Registrant’s and the asset management business’ results of operations as the asset management business historically has had limited exposure to inflation for a number of reasons, including (i) the asset management business earns stable and recurring long-term management fees based on long-term or perpetual capital, (ii) the asset management business consists of a large and diversified portfolio of cash generating inflation-protected assets that are well positioned to benefit from the overall economic recovery being experienced after the pandemic-related shutdowns, with many of our managed assets benefiting from inflation-linked cash flows, and (iii) the assets managed by the asset management business are largely financed with long-term fixed rate debt. Therefore, the Registrant respectfully advises the Staff that no additional disclosure in the Registration Statement with respect to inflation is warranted

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 21, 2022

2.

To the extent that the current volatility in the US corporate bond market has had a material impact on your business, whether through your products or otherwise, please revise to provide appropriate disclosure. Also, if these condition present a material risk to your business, please provide a separately-captioned risk factor addressing such matters. If you believe revised disclosure is not necessary, please provide a brief explanation in your response letter.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant considered any disclosure that may be required in the Registration Statement with respect to current volatility in the US corporate bond market and the Registrant determined that such volatility has not to date had a material impact on the Registrant’s business, whether through its products or otherwise and any such disclosure relating to the impact of inflation was required nor would it be material to an understanding of the Registrant’s and the asset management business’ results of operations as. While certain of Registrant’s products, through its ownership interest in Oaktree, invest in US corporate bonds the Registrant advises the Staff that is has not experienced any material adverse impact from the aforementioned volatility, whether it be in its ability to raise additional capital for these products or in the underlying performance of the respective products’ investment portfolios. Therefore, the Registrant respectfully advises the Staff that no additional disclosure in the Registration Statement with respect to volatility in the US corporate bond market is warranted.

3.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that to date no written communications as defined under Rule 405 under the Securities Act have been presented to potential investors by the Registrant or anyone authorized to do so on the Registrant’s behalf. If in the future, any such materials are presented to potential investors by the Registrant or anyone authorized to do so on the Registrant’s behalf in reliance on Section 5(d) of the Securities Act, the Registrant will supplementally provide copies of such materials to the Staff.

Summary

Value Creation, page 15

4.	Please briefly explain your disclosure that 80% of your fee-bearing capital is “long-dated or perpetual in nature.”

The Registrant acknowledges the Staff’s comment and confirms that our products broadly fall into one of three categories (i) long-term private funds (ii) perpetual strategies and (iii) liquid strategies, as disclosed on page 95 of Amendment No. 1. Long-term private funds are considered long-dated in nature, typically committed for 10 years with two one-year extension options. Fee-Bearing Capital related to our long-term private funds is $174 billion, as disclosed on page 95 of Amendment No. 1. Perpetual strategies Fee-Bearing Capital is $128 billion, as disclosed on page 96 of Amendment No. 1. The summation of $174 billion and $128 billion as a percentage of the total Fee-Bearing Capital of $380 billion is 80%.

In response the Staff’s comments, the Registrant has added clarifying disclosure on pages 15 and 94 of Amendment No. 1.

5.

We note your reference here and on page 90 that over the last 5 fiscal years you have grown both Fee-Bearing Capital and Fee-Related Earnings at a compound annual growth rate of 30% and 23%, respectively. Please provide quantitative disclosure illustrating what portion of that growth was organic and what portion was the result of acquisitions. Also disclose the annual growth rates for each year during this period for both Fee-Bearing Capital and Fee-Related Earnings, so that investors can better understand the trends during that period.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 21, 2022

The Registrant acknowledges the Staff’s comment and has deleted the disclosure relating to compound annual growth rates of Fee-Bearing Capital and Fee-Related Earnings in Amendment No. 1.

Risk Factors, page 27

6.

We note your disclosure in the section titled Service of Process and Enforceability of Civil Liabilities on page 206. Please include a separately captioned risk factor to detail this risk for investors.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it has included a separately captioned risk factor on page 31 of Amendment No. 1.

Rising interest rates could increase our interest costs and adversely affect our financial performance, page 39

7.

Please expand your discussion of rising interest rates in this risk factor to specifically identify the actual impact of recent rate increases on your operations and how your business has been affected.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant considered whether disclosure may be required in the Registration Statement with respect to rising interest rates and determined that no additional disclosure relating to the actual impact of rising interest rates was required nor would any such disclosure be material to an understanding of the Registrant’s operations and business. The Registrant has no debt or preferred shares issued and Brookfield Asset Management ULC has an immaterial amount of debt and no preferred shares issued as at March 31, 2022. As a result, fluctuations in interest rates have had minimal impact to interest costs or debt financing initiatives incurred in operating our business. In addition, Brookfield Asset Management ULC holds a number of investments that are measured at fair value, and while an increase in interest rates in isolation would be expected to cause a decline in the fair value of these investments, the Registrant has not to date seen a material, quantifiable change in the valuation attributed to rising interest rates. Further, the Registrant believes that interest rates still remain at historically relatively low levels and therefore the impact to the business has not been material. Therefore, the Registrant respectfully advises the Staff that no additional disclosure in the Registration Statement with respect to actual impact of rising interest rates is warranted.

Corporate Structure, page 69

8.

Please revise to include organizational diagrams depicting the company’s structure both prior to and after the spin-off, including various legal entities, their respective place of incorporation, percentages of ownership and affiliations that exist. In addition, please revise your diagram throughout the filing to conform to related discussions as follows:

•	Parenthetically under Brookfield Asset Management Ltd. add (the “Manager”);

•	Add Brookfield Asset Management ULC to the box Our Asset Management Business;

•	Enhance the diagram to reflect that [shareholders of] the Corporation and Brookfield Reinsurance will hold 100% of Class A shares of the Manager;

•	Enhance the diagram to reflect that that BAM Partnership will hold 100% of Class B shares of the Manager; and

•	Revise to include Brookfield Asset Management Reinsurance Partners Ltd. in the diagram as it relates to the Corporation.

The Registrant acknowledges the Staff’s comment and has revised the structure chart beginning on pages 19 and 72 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 21, 2022

Pro Forma Financial Information, page 71

9.

Please revise the pro forma financial information on pages 73 to 75 to present in columnar form condensed historical statements of each entity involved, as required by Rule 11¬02(a)(4) of Regulation S-X, or tell us why you believe they are not required, including your authoritative guidance.

The Registrant acknowledges the Staff’s comment and confirms that the requirements under Rule 11-02(a)(4) would ordinarily call for the inclusion of the historical financial statements for the Brookfield Asset Management ULC column on the face of the pro forma financial statements. However, as implied by the use of the term “ordinarily” in Rule 11-02(a)(4), it is not required to be presented to the extent a more useful presentation may be warranted. The Registrant respectively advises the Staff that given the nature of the transactions described in the Registration Statement (namely, (i) the formation of the Registrant, (ii) the distribution of the Registrant’s Class A Shares to shareholders of Brookfield Asset Management Inc. and Brookfield Reinsurance, (iii) the formation and capitalization of Brookfield Asset Management ULC, and (iv) the Registrant’s acquisition of a 25% interest in Brookfield Asset Management ULC), the Registrant believes that inclusion of pro forma financial information of Brookfield Asset Management ULC on the face of the pro forma financial statements with supporting footnote information bridging the historical financial information of Brookfield Asset Management ULC to its pro forma presentation included on the face of the pro forma financial statements, provided a more clear understanding to investors as to the substance of the transactions by isolating the effect of each pro forma adjustment by legal entity.

The Registrant believes that the presentation included in the Registration Statement results in the most transparent illustration of the impact of autonomous entity and transaction accounting adjustments to the historical financial information at the Brookfield Asset Management ULC level. The Registrant further believes that the current pro forma presentation better illustrates the layered-on impact of relevant autonomous entity and transaction accounting adjustments (including the application of equity accounting) at the Registrant level. Given the multiple layers of pro forma adjustments required across different legal entities and the change in basis of accounting of Brookfield Asset Management ULC at the Registrant level, the Registrant advises the Staff that these circumstances are not ordinary, and the current presentation results in a more meaningful presentation to a reader of the pro forma financial statements as it enables a reader to assess the impact of the Arrangement on the separate financial statements of both Brookfield Asset Management ULC and the Registrant.

The Registrant further advises the Staff that it has added clarifying language on the face of the pro forma financial statements (and corresponding changes to footnote 1 to the pro forma financial statements) to indicate that the columns entitled “Brookfield Asset Management ULC” are being presented on a pro forma basis.

10.	We note that following significant plans in your prospectus:

1. Brookfield Asset Management Inc. (the “Corporation”) established Brookfield Asset Management Ltd. (the “Manager”), and that the Corporation is proposing a court approved plan of arrangement (the “Arrangement”) that requires approval of the Corporation’s shareholders and includes the Manager acquiring 25% of the Corporation’s interest in their asset management business (“Brookfield Asset Management ULC”); and

2. The Corporation is parent to Brookfield Asset Management Reinsurance partners Ltd. (“Brookfield Reinsurance”), whose shareholders are being solicited in this prospectus in connection with the planned special dividend or distribution (the “Special Distribution”) of about one million class A limited voting shares of the Manager (“Class A Shares”) to its Class A exchangeable limited voting shares (“Brookfield Reinsurance Class A Shares”) and Class B limited voting shares (“Brookfield Reinsurance Class B Shares”).

We note the Special Distribution will not proceed if the Arrangement is not approved by the Corporation’s shareholders; and we note if the Arrangement is approved, but the Special Distribution is not approved by Brookfield Reinsurance’s shareholders, the Special Distribution will only be fulfilled as a dividend, not as a capital reduction. Given this range of possible results with accounting impact from these two multi-element plans subject to shareholder vote, tell us your consideration of disclosing the individual effects of each scenario in your pro forma financial information in compliance with Rule 11¬02(a)(10) of Regulation S-X.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 21, 2022

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the transactions described in the Registration Statement are not structured in a manner that would create a range of different results as contemplated by Section 11-02(a)(10) of Regulation S-X. The Special Distribution of Class A Shares to Brookfield Reinsurance shareholders is only conditional on the completion of the Arrangement (including the issuance of Class A Shares to shareholders of Brookfield Asset Management Inc. (i.e., the Corporation)). If, as a result of the approvals not being obtained or otherwise, the plan of arrangement is not consummated, then neither the issuance of Class A Shares to shareholders of Brookfield Asset Management Inc. nor the Special Distribution of Class A Shares to Brookfield Reinsurance shareholders will proceed. If the plan of arrangement is consummated, then both the issuance of Class A Shares to shareholders of Brookfield Asset Management Inc. in the Arrangement and the Special Distribution of Class A Shares to Brookfield Reinsurance shareholders will be completed, which is reflected in the pro forma presentation in the Registration Statement. While shareholders of Brookfield Reinsurance will vote to determine whether the Special Distribution will be treated as a capital reduction resulting in a return of capital or as dividend, the outcome of such vote will only affect the tax treatment of the Special Distribution for Canadian tax purposes (as is described in the Canadian tax disclosure included in the Registration Statement); it will not affect (i) whether the distribution will be completed or (ii) the pro forma financial position of the Registrant. As a result of the foregoing, therefore, different pro forma presentations are not required under Section 11-02(a)(10) of Regulation S-X.

11.

We note your Pro Forma Financial Information, including your disclosures on page 71 of the “several agreements and arrangements,” which the Manager and/or Brookfield Asset Management ULC expect to enter into to effect the “Arrangement.” Please address the following:

•

Tell us, and revise your disclosures accordingly, how you determined that all of the balance sheet accounting adjustments as presented in Note 1 beginning on page 76 are Transaction adjustments and not Autonomous adjustments, specifically capital issuance and related party transactions as they are related to activities when Brookfield Asset Management ULC was part of the Corporation and appear necessary to present what Brookfield Asset Management ULC would have looked like as a standalone entity;

•

Tell us, and revise your disclosures accordingly, how you considered the guidance in Rule 11-02(b)(4) in your determination to present adjustments related to arrangements and agreements aside from the Arrangement such as the Asset Management Services Agreement, the Transitional Services Agreement, etc. in the same column as adjustments related to the Arrangement; and

•

Tell us, and revise your disclosures accordingly, how you considered the guidance in Rule 11-02(b)(3) with regard to the compensation cost adjustments (iv) and (v), for $25 million and $76 million for the three months ending March 31, 2022 and December 31, 2021, respectively of Note 1 of the Pro Forma Financial Statements.

The Registrant acknowledges the Staff’s comment and confirms that the following key transaction steps as outlined in footnote 1 to the pro forma financial statements have been reflected as pro forma adjustments as either transaction accounting adjustments or autonomous entity adjustments within the asset management business on the following basis:

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 21, 2022

Transaction step	Purpose	Transaction step relates to the capitalization of the asset management business?	Pro forma conclusion over transaction accounting adjustment or autonomous entity adjustment?

Asset Management Services Agreement	Manager will provide services of its employees and its CEO to the asset management business on a cost recovery basis or certain employees may be transferred to a particular legal entity.	No, these are costs that will be incurred by the asset management business as a stand- alone entity.	Autonomous entity adjustment.

Transitional Services Agreement

(i)	The asset management business will provide transitional day to day support to the Corporation for corporate activities.	No, these costs will be recovered by the asset management business as a stand-alone entity.	Autonomous entity adjustment.

(ii)	The Corporation will provide support to the asset management business to facilitate an orderly transfer of the asset management business.	No, these costs will be incurred by the asset management business as a stand-alone entity.	Autonomous entity adjustment.

Deposit agreement	Cash within the asset management business will be placed on deposit with the Corporation to be managed centrally with other Brookfield accounts.	No, the establishment of the deposit agreement is not required nor contemplated as part of the arrangement agreement and the legal tax steps to effect the transaction.	Autonomous entity adjustment.

Assignment of general partner rights	The asset management business will assign all of the relevant rights over the general partner of BSREP III.	Yes, under the terms of the arrangement the assignment of general partner rights have been contemplated as part of the broader transaction steps and is tied directly to the establishment of the asset management business.	Transaction accounting adjustment.

Settlement of intercompany balances	Certain intercompany balances between the Corporation and the asset manager will be settled.	Yes, as part of the tax steps to effect the arrangement agreement specific related party balances have been identified and will be settled upon completion of the transaction with cash or other financial assets.	Transaction accounting adjustment.

Preferred tracking shares	Tracking shares have been issued to the to enable the Corporation to retain its share of carried interest.	Yes, in contemplation of the arrangement agreement and the contribution of the asset management business into the manager, preferred tracking shares will be issued from asset management business to the Corporation.	Transaction accounting adjustment.

Issuance of common shares	The asset management business will issue capital to the Corporation and the Manager.	Yes, to effect the transaction, the asset management business will issue shares in exchange for an ownership interest in the Corporation’s asset management business.	Transaction accounting adjustment

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 21, 2022

The Registrant further advises the Staff that due to the extent of pro forma adjustments required within the asset management business, the Registrant elected to break out individual pro forma adjustments pertaining to the asset management business within the footnotes so that a reader would not confuse these adjustments with that of the Registrant and better illustrate the impact of Manager specific pro forma adjustments. The Registrant has revised the disclosure on page 80 of Amendment No. 1 to highlight the types of adjustments being made within the asset management business.

The Registrant further advises the Staff that compensation cost adjustments do not pertain to a disposal of a business as contemplated under Rule 11-02(b)(3) but rather these adjustments pertain to cost sharing arrangements under the Asset Management Services Agreement and the Transitional Services Agreement whereby the following events will occur:

•

Certain legal employees will be transferred either into or out of the asset management business upon completion of the transaction which is resulting in increases or decreases in compensation costs within the asset management business.

•	Certain functions performed by employees at both the Corporation and the asset management business will be charged to these respective entities under the terms of the Transitional Services Agreement.

As result, the Registrant advises the Staff that the adjustments provided have complied with Article 11 when contemplating the appropriate autonomous entity adjustments that will impact the compensation line item when the asset management business begins to operate as a stand-alone entity.

12.

You disclose that the Corporation will retain 100% of the carried interest earned on mature funds. Please revise your disclosures to clarify how this is reflected in the Pro Forma Financial Statements, including why the related carried interest allocation compensation has not been adjusted.

The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 83 and 85 of Amendment No. 1 to confirm that all carried earned by the asset management business will accrue to the Corporation through preferred tracking share distributions whereas the compensation costs of carried interest awarded to employees will remain compensation costs of the asset management business (where these employees legally reside).

Our Business, page 89

13.	Please enhance your disclosures to clarify if and what external benchmarks or peer median information you utilize in evaluating your performance.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 21, 2022

The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 15, 98 and 113 of Amendment No. 1 to confirm that the benchmarks utilized to evaluate performance are consistent with those outlined in the MD&A and include Distributable Earnings in the context of the Manager as well as Distributable Earnings, Fee Revenues and Fee-Related Earnings in the context of measuring the performance of our asset management business. The MD&A discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. These performance measures are similar to those used by our peers, but are not standardized and may not be comparable in all respects.

The Registrant further advises the Staff that the Registrant does not use any specific external benchmark or peer median information when evaluating performance.

14.

We note that in several sections of the prospectus you state that you have a team of “over 2,000 investment and asset management professionals.” You also disclose that you “have access” to approximately 180,000 operating employees on page 91, are “supported by approximately 44,000 operating employees” under the Infrastructure heading on page 94, have “99,000 operating employees” under Private Equity heading on page 95, and similar disclosure in other parts of the business section. Please disclose what you mean by “operating employees.” Disclose clearly and consistently the total number of employees you have. As necessary, revise your disclosure for inconsistencies.

The Registrant acknowledges the Staff’s comment and has revised in Amendment No. 1 the various references to employees to differentiate the employees employed by the Registrant and the asset management business and the employees of the various businesses managed by the Registrant.

15.	We note your references to acquiring 61% interest in Oaktree in 2019. Please provide a short description of Oaktree Capital Management and its business lines.

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 102 of Amendment No. 1.

Products, page 90

16.	Please quantify or provide a range that describes the transaction and advisory fees you charge for different types of products or services provided to your customers.

The Registrant acknowledges the Staff’s comment letter and respectfully advises the Staff that the transaction and advisory fees as described on page 95 of the Registration Statement are (i) specific to a particular deal or transaction, typically on close of a co-investment alongside on long-term private funds, and (ii) vary by client. As a result, transaction and advisory fees are not readily qualifiable in nature. Further, the Registrant advises the Staff that transaction and advisory fees have historically constituted an immaterial component of total management fee revenues. For example, for the three months ended March 31, 2022 and twelve months ended December 31, 2021, transaction and advisory fees accounted for 4.7% and 0.5% of total management fee revenues, respectively (and the 4.7% transaction and advisory fees for the three months ended March 31, 2022 were high relative to historical total management fee revenues). The Registrant further advises the Staff that it does not anticipate these types of transaction and advisory fees to increase meaningfully in the future. However, if transaction and advisory fees do become a material component of revenue then in the future the Registrant intends to provide additional details to investors about the transaction and advisory fees charged to customers to the extent easily quantifiable.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 21, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 100

17.

You disclose that Fee-Bearing Capital is the main driver of your revenues. Please revise to disclose rollforwards of Fee-Bearing Capital, both in total and by investment strategy that presents beginning balance, capital inflows and outflows, changes in market valuation and any other significant activity that correlates to the changes in drivers and trends of period-over-period revenues. Refer to Item 303 of Regulation S-K.

The Registrant acknowledges the Staff’s comment and has revised the disclosure on beginning on page 121 of Amendment No. 1.

Reconciliation of U.S. GAAP to Non-GAAP Measures, page 119

18.

We note your adjustments in arriving at Fee-Related Earnings and Fee Revenues that include Oaktree’s related earnings and BSREP III Fees and Other and that these adjustments are included as the underlying related activity will no longer be eliminated and or consolidated as a result of the Arrangement. Please tell us your consideration, including reference to your authoritative accounting guidance, for not reflecting these as pro forma autonomous adjustments in accordance with Rule 11-02 as well as how you considered the guidance in Non-GAAP Financial Measures C&DI, Question 101.05 related to Pro Forma measures. Alternatively, please revise your disclosures.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that Oaktree related earnings adjustments have been included because Oaktree is included within the historical carve-out financial statements of Brookfield Asset Management ULC as an equity accounted investment and, following the Arrangement, Brookfield Asset Management ULC will continue to equity account for its interest in Oaktree. The adjustments included in the reconciliation are removing the impact of the equity accounted investment included in the historical carve out financial statements and replacing it with our direct share of the Oaktree Fee-Related Earnings. As a result, no change is proposed in connection with Oaktree related earnings adjustments when arriving at Fee-Related Earnings and Fee Revenues. These adjustments and the holdings in Oaktree will not be eliminated as a result of the Arrangement and are not pro forma adjustments to the historical results required by Rule 11-02.

The Registrant further advises the Staff that we include the base management fees associated with BSREP III in Fee Revenues and Fee-Related Earnings as Manager ULC will continue to earn these fees following the completion of the Arrangement. Although these fees formed part of the historical carve-out financial statements of Brookfield Asset Management ULC, these fees were previously eliminated upon consolidation of BSREP III. Due to the fact that Brookfield Asset Management ULC will deconsolidate BSREP III upon completion of the Arrangement, the Registrant has eliminated BSREP III’s net assets and net income from the pro forma financial statements in accordance with S-X 11-01(a)(7); however, the Registrant has kept management fees earned by BSREP III within Fee Revenues and Fee Related Earning as this income stream will continue to accrue to Brookfield Asset Management ULC following the Arrangement.

As a result, the Registrant believes that reconciling Fee-Related Earnings to Net Income, the most directly comparable measure, is more appropriate than to a separately prepared “pro forma” measure as would be permitted pursuant to Non-GAAP Financial Measures C&DI, Question 101.05.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 21, 2022

Investment Strategy Results, page 121

19.

We note your Investment Strategy Results information beginning on page 121. Please revise to include a table at the beginning of this discussion that presents each strategy’s capital and total fee revenues and include a total of all of the strategies that reconciles to your non-GAAP total fee revenues as disclosed on page 121, so that its clear how your discussion of the respective investment strategy results reconcile to the Brookfield Asset Management ULC combined consolidated carve-out financial statements. Refer to Item 303 of Regulation S-K.

The Registrant acknowledges the Staff’s comment and has revised the disclosure on beginning on page 126 of Amendment No. 1.

Comparison	of the BCBCA and the Bermuda Act, page 180

20.	Please tell us why you have not provided a comparison of the laws of British Columbia that are significantly different than the laws of the United States, pursuant to Item 10.B.9 of Form 20-F.

The Registrant acknowledges the Staff’s comment and has revised the disclosure beginning on page 188 of Amendment No. 1 to include a comparison to the Delaware General Corporation Law.

Brookfield Asset Management ULC Combined Consolidated Carve-out Financial Statements

Summary of Significant Accounting Policies

Consolidation, page F-16

21.

We note your disclosure that you evaluate all variable interest entities at each reporting date to determine whether you are the primary beneficiary and consolidate or deconsolidate accordingly. Please revise your disclosures to clarify both your consolidated and unconsolidated interest in variable interest entities and provide the disclosures required by ASC 810-10-45 and ASC 810-10-50.

The Registrant acknowledges the Staff’s comment and confirms that the Registrant has no consolidated or unconsolidated variable interest entities and as a result there are no variable interest entity disclosure obligations under ASC 810-10. In light of the Staff’s comment, the Registrant has clarified the disclosure on page F-17 of Amendment No. 1 to state such fact.

Revenue Recognition, page F-17

22.

You disclose that carried interest is subject to claw back to the extent that the carried interest received to date exceeds the amount due to the company based on cumulative results. Please revise to clarify in your disclosure how you account for the carried interest subject to claw back recognized and if you recognize a liability for the potential claw back obligations if amounts previously distributed to you would require repayment to a fund if such fund were to be liquidated based on the current fair value of their underlying investments as of the reporting date.

The Registrant acknowledges the Staff’s comment and confirms that the Registrant’s share of carried interest that has been realized and paid is not subject to clawback and therefore the Registrant’s current exposure for potential repayment of previously received carried interest is $nil. The Registrant has enhanced its disclosure on page F-19 of Amendment No. 1 to state such fact.

Note 4. Fair Value Measurements of Financial Instruments, page F-26

23.

Please revise to provide a narrative description of the uncertainty of the fair value measurement from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date for recurring fair value measurements categorized within Level 3. Refer to ASC 820-10-50-(2)(g).

The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages F-27 and F-47 of Amendment No. 1 accordingly.

*************************

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 21, 2022

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Bahir Manios

Brookfield Asset Management Ltd.

Karrin Powys-Lybbe

Torys LLP